Firsthand Funds
111 North Market Street
Suite 105
San Jose, California 95113

December 10, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn: Mr. Kevin Rupert

Re:	Firsthand Technology Value Fund, Inc. (the “Fund”);
File Nos: 333-168195 and 814-00830 Form N-14 Filing

Dear Mr. Rupert:

Attached for filing is Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-14. We are filing on this same day Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2. These two filings are to respond to comments you provided the Fund orally on November 3, 2010.  Counsel to the Fund, David Hearth from Paul Hastings Janofsky & Walker, LLP, has prepared a letter in response to your comments which is being filed on this same date.

Very truly yours,

/s/ Kelvin K. Leung

Kelvin Leung
General Counsel

cc:  David Hearth, Paul Hastings Janofsky & Walker, LLP